FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                           Pursuant to Rule 13a-16 of
                       the Securities Exchange Act of 1934

                                For 8 April 2003
                         Commission File Number 0-30358

                                  ebookers plc
                              (Name of Registrant)

                       25, Farringdon St, LONDON, EC4A 4AB
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F |X| Form 40-F ____
                                   -----


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                          Yes             No   |X|
                           -------           -----


                               If "Yes" is marked,
                             indicate below the file
                             number assigned to the
                                  registrant in
                              connection with Rule
                                   12g3-2(b):

                                 Not applicable.

Enclosures:

Press release - ebookers further              8 April 2003                 3 inc
Strengthens Board - Appt of David Gill,
Non-Executive Director

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FINAL

                     * ebookers further strengthens Board -

  Managing Director of Manchester United plc appointed Non-Executive Director

8 April 2003: - ebookers plc, the pan-European online travel agency (LSE: EBR,
Nasdaq: EBKR), announces the appointment made yesterday of David Gill to its Board, as a Non-Executive Director.

Mr Gill, 45, is Group Managing Director of Manchester United plc, responsible for operations ranging from sponsorship and marketing, to business development and financial services. He joined Manchester United as Finance Director in 1997. He was appointed Deputy Chief Executive in August 2000 and was promoted to Group Managing Director in July 2001.

Previously Mr Gill was Finance Director of First Choice Holidays plc, the tour operator, and Proudfoot plc, the worldwide management consultancy.

David Gill qualified as a chartered accountant with Price Waterhouse in 1981. In 1986 he joined the BOC Group in its corporate finance department and then Avis Europe in 1990.

Disclosure Director's Details

In conjunction with the announcement made today of the appointment of David Gill to ebookers plc's Board of Directors on 7 April 2003 we hereby confirm the following as required by Listing Rules 6.F.2(a) to (g):

Directorships held in publicly quoted companies in the five years prior to appointment:

Current Directorships:

Manchester United PLC. Company No. 2570509. Date of appointment 07/02/97

Former Directorships:

None

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There are no further details to be disclosed that may otherwise have been required by paragraphs 6.F.2(b) to (g) and 16.4(a)of the Listing Rules.

--ends--

For further information:

ebookers plc

Oliver Strong +44 (0) 20 7489 2239

oliver.strong@ebookers.com +44 (0) 7771 934 153

Cubitt Consulting (UK)

Peter Ogden +44 (0) 20 7367 5117

peter.ogden@cubitt.com

About ebookers plc

ebookers is a leading pan-European online travel agency with websites in 11 European countries - UK, France, Ireland, Germany, Spain, Holland, Switzerland, Sweden, Denmark, Norway, and Finland. It specialises in the mid- and long-haul modular leisure segments of the European travel industry. It also specialises in selling discount merchant fares, which are negotiated directly with leading travel suppliers in order to help them sell their excess capacity without damaging their pricing structure and brands. ebookers has a low-cost BPO facility in New Delhi, India with a staff of over 400, which carries out 14 separate functions from email sales to software development. The Company has a multi brand marketing strategy. Its brands include ebookers.com, Flightbookers, Travelbag, Travelbag Adventures Bridge the World, and MrJet. ebookers plc is listed on the London Stock Exchange and the Nasdaq in the United States of America.

Forward Looking Statements

Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements that involve risks and

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uncertainties that could cause actual results to differ materially from those in such forward looking statements. Potential risks and uncertainties include, without limitation, the company's ability to identify, acquire and integrate its potential subsidiaries across Europe, its ability to significantly increase its online revenues and sales volumes, to maintain and develop relationships with travel suppliers and strategic partners and to attract and retain customers, potential adverse changes in its gross mark up or in commission rates, unforeseen events affecting the travel industry, and the company's dependence on its ability to establish its brand. The foregoing list of important factors is not exhaustive. When relying on forward-looking statements, readers should carefully consider the foregoing factors and other uncertainties and events, as well as factors described in documents ebookers plc files from time to time with regulatory authorities in the United Kingdom and the United States, including annual reports on Form 20-F filed with the US Securities and Exchange
Commission. Any forward-looking statements speak only as of the date on which they are made and except as required by the rules of the UK Listing Authority, the London Stock Exchange the Nasdaq National Market and applicable law, ebookers plc undertakes no obligation to update publicly or revise any forward-looking statements.

END

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
                                                     ebookers plc


Dated:  April 8 2003                                 /s/ Nigel Addison Smith
                                                     -----------------------
                                                     Nigel Addison Smith
                                                     Chief Financial Officer

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